UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024.

Commission File Number 001-41976

Solarbank Corporation

(Translation of registrant’s name into English)

505 Consumers Rd., Suite 803

Toronto, Ontario, M2J 4Z2 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

INCORPORATION BY REFERENCE

Each of the Exhibits 99.1-99.14 to this report on Form 6-K furnished to the SEC is expressly incorporated by reference into the Registration Statement on Form F-10 of SOLARBANK CORPORATION (File No. 333-279027), as amended and supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2024	Solarbank Corporation

	By:	/s/ “Sam Sun”
Sam Sun
Chief Financial Officer & Corporate Secretary

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Exhibit Index

Exhibit	Description of Exhibit
99.1	Amended and Restated Consolidated Financial Statements as at and for the years ended June 30, 2023 and 2022, together with the notes thereto and the independent auditor’s report thereon
99.2	Restated Annual Management’s Discussion and Analysis for the year ended June 30, 2023
99.3	Amended and Restated Prospectus Supplement, dated May 23, 2024, to short form base shelf prospectus dated May 2, 2023
99.4	Unaudited Pro Forma Consolidated Statements of Financial Position, as at March 31, 2024
99.5	Consolidated Financial Statements of Solar Flow-Through Funds Ltd. from August 11, 2023 to December 31, 2023 and the independent auditor’s report thereon
99.6	Combined Consolidated Financial Statements of Solar Flow-Through Funds Ltd. for the period January 1, 2023 to October 23, 2023 and year ended December 31, 2022 and the independent auditor’s report thereon
99.7	Combined Special Purpose Financial Statements of Solar Flow-Through Limited Partnership for the years ended December 31, 2022 and 2021 and the independent auditor’s report thereon
99.8	Unaudited Condensed Interim Consolidated Financial Statements of Solar Flow-Through Funds Ltd. for the three months ended March 31, 2024
99.9	Consent of ZH CPA LLC dated May 23, 2024
99.10	Consent of MSLL CPA LLP dated May 23, 2024
99.11	Consent of Grant Thornton LLP dated May 23, 2024
99.12	Consent of Evans & Evans Inc. dated May 23, 2024
99.13	Consent of Hodgson Russ LLP dated May 23, 2024
99.14	Amended and Restated Equity Distribution Agreement dated May 23, 2024
99.15	Certification of Refiled Annual Filings by CFO dated May 23, 2024
99.16	Certification of Refiled Annual Filings by CEO dated May 23, 2024
99.17	News Release dated May 23, 2024

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